

Mail Stop 7010

July 26, 2006

Mr. D. Keith LaVanway
VP – CFO, Treasurer and Secretary
AMH Holdings, Inc.
3773 State Road
Cuyahoga Falls, OH 44223

> **RE: AMH Holdings, Inc. and Associated Materials Incorporated**
> **Forms 10-K for the fiscal year ended December 31, 2005**
> **Forms 10-Q for the quarter ended April 1, 2006**
> **File Nos. 333-115543 and 0-24956**

Dear Mr. LaVanway:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including those of Associated Materials Incorporated as well.

<u>Financial Statements</u>

<u>Note 1 – Accounting Policies, page 45</u>

2. We have reviewed your response to prior comment 4. Please disclose the amounts of your costs of deliveries by your vehicles and personnel that are included in each line item outside of cost of products sold. See paragraph 6 of EITF 00-10.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief